SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES THIRD QUARTER OF 2006 RESULTS
(Rio de Janeiro November 28, 2006) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

PETROBRAS net income increased 32.8% to U.S.$ 3,526 million for the 3Q-2006, as compared to U.S.$ 2,656 million for the 3Q-2005, mainly due to the increase in consolidated net operating revenues which totaled U.S.$ 19,806 million during 3Q-2006, a 26.7% increase over 3Q-2005, primarily due to higher realization prices for the Company’s oil products in its internal and external markets, following similar price increases in international markets.

PETROBRAS reported a consolidated net income of U.S.$ 10,040 million and consolidated net operating revenues of U.S.$ 53,327 million for the nine-month period ended September 30, 2006, compared to a consolidated net income of U.S.$ 6,821 million and consolidated net operating revenues of U.S.$ 40,061 million for the nine-month period ended September 30, 2005.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Before commenting on our activities during the third quarter of 2006, I would like to highlight that our excellent results will allow for a distribution of interest on capital in the amount of R$ 4,387 million (U.S.$ 2,018 million), equivalent to R$ 1.00 (U.S.$ 0.46), for each common and preferred share and R$ 4.00 per ADS (U.S.$1.84), to be paid by January 15, 2007.

It is also important to note that on October 23rd, we set a record production level of 1,912,733 barrels of oil in Brazil. This record is another decisive step for us on our path to achieving a production target of 2 million barrels per day before year end. It also confirms the capacity of Brazil to reach and maintain oil self-sufficiency on a sustainable basis.

These results are supported by the consistent expansion of our capital investment throughout each of our business segments. Our growing capital expenditures are the foundation by which we can meet the targets we have set in our strategic plan. Towards this end, our investments achieved record levels, totaling U.S.$ 9,598 million in the first nine months of the year, an increase of 40.9% in relation to the same period of 2005.

Another important development was the signing of a new contract with YPFB for exploration and production in Bolivia. This contract will permit us to maintain our operations in that country. Our agreement was the result of exhaustive negotiations between both sides, confirming that our strategy of discussion and negotiation is the best approach for resolving contractual differences and encouraging commercial and business logic to prevail. This contract will now be submitted to the Bolivian Congress for ratification.

Our Board of Directors approved a new pension plan (Petros Plan 2) that will provide retirement benefits to more than 16 thousand employees who have been hired by us since August 2002, and do not yet have a pension plan. The essential elements of the new plan follow the terms already negotiated in collective bargaining agreements since 2004. This plan is now being submitted for approval to the regulatory agencies, whereupon it can be offered to the employees.

The results of the third quarter of 2006 reflect the increase in average consolidated oil production in Brazil and abroad, which totaled 1,903 thousand barrels per day during the quarter, surpassing production during the second quarter of 2006, which had been reduced by programmed field and platform maintenance stoppages.

Reliable operating performance at our refineries led to a utilization factor of 89% of capacity, while the percentage of national oil in the feedstock was maintained at 79%.

The combination of higher production and stable refining output enabled us not only to fully supply the Brazilian market but also to maintain our position as the largest exporter in Brazil. On a net basis, we exported 54 thousand bpd of oil and oil products during the third quarter of 2006.

Through the continued efforts of our Exploration and Production segment in Brazil, we have discovered the existence of significant volumes of light oil (30º API) in the Santos Basin. The discovery came with a final vertical well test 1-RJS-628A that located a highly productive reservoir situated below a two thousand meter-thick salt layer.

In the international segment, our activities in the Gulf of Mexico were intensified through our Houston based subsidiary, Petrobras America Inc. (PAI). Through PAI, we acquired and became the operator of an additional 25% ownership in the Cascade field, and 26.67% in the Chinook field, from BHP, both located in the Gulf of Mexico. We also agreed to buy up to the 15% interest that Hess holds in the Chinook field. Upon finalizing these transactions, we will hold 50% of the working interest in Cascade and 71.67% in Chinook. We plan to develop these fields with an FPSO (Floating Production Storage and Offloading) platform, which would be the first time such a unit would be used in the Gulf of Mexico. To implement our investment program in these areas, we have contracted two ultra-deep water drilling rigs. The two rigs are currently under construction and should begin operations during the first quarter of 2009.

In our international downstream operations, we recently completed our acquisition of 50% of the Pasadena, Texas refinery for approximately U.S.$ 416 million. The processing capacity of the unit will be expanded and adapted to process heavy oil from the Campos Basin and convert it into high quality oil products that meet the regulatory and environmental standards of the United States.

Also in our international segment, through our subsidiary Petrobras Energía, we recently formed a consortium to explore, develop and commercialize oil and natural gas in the deep waters of Argentina’s continental shelf. Petrobras Energía will participate in the consortium with a 35% stake and will be the operator. The exploration area is located 250 kilometers from the city of Mar del Plata, in water depths of between 200 and 3,000 meters.

We concluded a placement of U.S.$ 500 million in registered “Global Notes” in the international capital markets. This represents our first issuance following our classification by Moody´s Investor Services as an investment grade company. We received offers of U.S.$ 1.3 billion in only 18 minutes, with more than 90% of offers originated by investment grade investors. The issuance strategy was done in conjunction with a tender offer for outstanding bonds that permitted the retirement of nearly U.S. $900 million in high coupon notes in July 24, 2006.

We also reentered the Japanese market with a private placement of notes in the amount of ¥ 35 billion (approximately U.S.$ 298 million). This placement allows us not only to become better known in a broad market, but also to access a new investor base at a competitive cost based on the company’s investment grade rating.

To finalize our list of accomplishments during the quarter, I would like to mention that PETROBRAS is now listed in the Dow Jones International Sustainability Index (DJSI), the world’s most important index for socially responsible investors to analytically measure sustainability. Our entrance into the DJSI is a recognition of our efforts during the past years to improve environmental, transparency and corporate governance standards. Our inclusion on the index expands our universe of potential investors to include those who use social and environmental responsibility as criteria – and who according to the United Nations manage more than U.S.$ 4 trillion of capital.

Financial Highlights

			For the nine-month period
				ended September 30,
			Income statement data
2Q-2006	3Q-2006	3Q-2005	(in millions of U.S. dollars, except for per share	2006	2005
			and per ADS data)
22,550	25,492	20,263	Sales of products and services	69,267	52,555
17,307	19,806	15,633	Net operating revenues	53,327	40,061
(25)	(41)	(361)	Financial income (expense), net	(377)	(539)
3,351	3,526	2,656	Net income for the period	10,040	6,821
			Basic and diluted earnings per common and
0.76	0.80	0.61	preferred share (4)	2.29	1.56
3.04	3.20	2.44	Basic and diluted earnings per ADS (4)	9.16	6.24

			Other data
47.7	41.6	44.2	Gross margin (%) (1)	46.1	46.7
19.4	17.8	17.0	Net margin (%) (2)	18.8	17.0
52	52	58	Debt to equity ratio (%) (3)	52	58

			Financial and Economic Indicators

69.62	69.49	61.53	Brent crude (U.S.$/bbl)	66.96	53.54
2.1840	2.1710	2.3454	Average Commercial Selling Rate for U.S. Dollars (R$/U.S.$)	2.1831	2.4970
2.1643	2.1742	2.2222	Period-end Commercial Selling Rate for U.S. Dollars (R$/U.S.$)	2.1742	2.2222

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin equals net income divided by net operating revenues.
(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(4)	For purposes of comparison, net income per share was recalculated for the prior periods, for the effect of the preferred shares issued in connection with the incorporation of Petroquisa’s shares. (See Note 12 of our unaudited consolidated financial statements for the nine- month period ended September 30, 2006).

Reconciliation between Adjusted EBITDA and net income
(in millions of U.S. dollars)

				For the nine-month period ended
				September 30,
2Q-2006	3Q-2006	3Q-2005		2006	2005

3,351	3,526	2,656	Net income for the period	10,040	6,821
817	983	738	Depreciation, depletion and amortization	2,616	2,139
(593)	(529)	(28)	Financial income	(930)	(141)
665	518	165	Financial expense	1,414	909
			Monetary and exchange variation on monetary
(47)	52	224	assets and liabilities, net	(107)	(229)
1,757	1,159	1,510	Total income tax expense	4,649	3,593
(47)	21	(39)	Equity in results of non-consolidated companies	(36)	(113)
(9)	26	(3)	Other expenses, net	58	81
			Minority interest in results of consolidated
112	94	(162)	subsidiaries	424	204

6,006	5,850	5,061	Adjusted EBITDA	18,128	13,264

Our adjusted EBITDA is not a U.S. GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

		U.S.$ million
			Percent
			Change
Balance sheet data	09.30.2006	12.31.2005	(09.30.2006	09.30.2005
			versus
			12.31.2005)

Total assets	90,989	78,625	15.7	78,942
Cash and cash equivalents	11,097	9,871	12.4	9,412
Short-term debt	926	950	(2.5)	1,030
Total long-term debt	11,705	12,931	(9.5)	12,493
Total project financings	6,296	6,042	4.2	6,435
Total capital lease obligations	1,107	1,254	(11.7)	1,177
Net debt (1)	8,937	11,306	(21.0)	11,723
Shareholders’ equity (2)	43,259	32,917	31.4	33,222
Total capitalization (3)	63,293	54,094	17.0	54,357

	U.S.$ million
Reconciliation of Net debt	09.30.2006	12.31.2005	09.30.2005
Total long-term debt	11,705	12,931	12,493
Plus short-term debt	926	950	1,030
Plus total project financings	6,296	6,042	6,435
Plus total capital lease obligations	1,107	1,254	1,177
Less cash and cash equivalents	11,097	9,871	9,412
Net debt (1)	8,937	11,306	11,723

(1) Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2) Shareholders’ equity includes unrecognized losses in the amount of U.S.$ 2,078 million at September 30, 2006, U.S.$ 1,930 million at December 31, 2005 and U.S.$ 2,360 million at September 30, 2005, in each case related to “Amounts not recognized as net periodic pension cost”.

(3) Total capitalization means shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

OPERATING HIGHLIGHTS

				For the nine-month period
				ended September 30,
2Q-2006	3Q-2006	3Q-2005		2006	2005
Average daily crude oil and gas production
1,896	1,920	1,889	Crude oil and NGLs (Mbpd) (1)	1,909	1,832
1,757	1,779	1,725	Brazil	1,763	1,667
121	124	164	International	135	165
18	17	-	Non-consolidated international production(2)	11	-
2,268	2,286	2,208	Natural gas (Mmcfpd) (3)	2,256	2,232
1,692	1,656	1,626	Brazil	1,656	1,644
576	630	582	International	600	588

			Crude oil and NGL average sales price (U.S. dollars per
			bbl)
58.20	58.69	54.24	Brazil (4)	56.88	45.17
47.45	48.54	38.28	International	44.48	34.52

			Natural gas average sales price (U.S. dollars per Mcf)
2.60	2.62	2.18	Brazil	2.60	2.07
2.07	2.29	1.68	International	2.10	1.52

			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas – Brazil
17.54	18.08	15.16	Including government take (5)	17.66	14.25
6.12	6.64	5.44	Excluding government take (5)	6.36	5.61
3.10	3.11	2.78	Crude oil and natural gas – International	3.05	2.70

			Refining costs (U.S. dollars per boe)
2.07	2.48	1.86	Brazil	2.15	1.85
1.36	1.57	1.41	International	1.49	1.29
Refining and marketing operations (Mbpd)
2,115	2,115	2,114	Primary Processed Installed Capacity	2,115	2,114
			Brazil (6)
1,986	1,986	1,985	Installed capacity	1,986	1,985
1,795	1,753	1,804	Output of oil products	1,786	1,727
93%	89%	91%	Utilization	90%	88%
			International
129	129	129	Installed capacity	129	129
105	96	103	Output of oil products	102	103
81%	74%	80%	Utilization	79%	80%
80	79	80	Domestic crude oil as % of total feedstock processed	80	80
			Imports (Mbpd)
354	373	393	Crude oil imports	357	349
88	137	99	Oil product imports	114	103
			Exports (Mbpd)
267	355	248	Crude oil exports (7)(8)	295	251
269	209	260	Oil product exports (8)	245	247

94	54	16	Net exports of crude oil and oil products	69	46

			Other Imports and Exports (Mbpd)
149	170	149	Import of gas, alcohol and others	156	137
6	6	3	Exports of fertilizer and others (8)	5	3

			Sales Volume (thousand bpd)
1,684	1,757	1,720	Oil products	1,697	1,658
13	35	26	Alcohol and others	26	26
239	250	235	Natural gás	240	224

1,936	2,042	1,981	Total domestic market	1,963	1,908
536	564	508	Exports	540	498
459	509	413	International sales and other operations	468	388

995	1,073	921	Total international market (7)	1,008	886

2,931	3,115	2,902	Total	2,971	2,794

(1)	Includes production from shale oil reserves.
(2)	Non-consolidated companies in Venezuela.
(3)	Does not include liquefied natural gas. Includes reinjected gas.
(4)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(5)	Government take includes royalties, special government participation and rental of areas.
(6)	As per ownership recognized by ANP.
(7)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PIFCo).
(8)	Volumes of exports include exports in progress.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Domestic crude oil and NGL production increased 5.8% to 1,763 thousand barrels per day for the nine-month period ended September 30, 2006, as compared to 1,667 thousand barrels per day for the nine-month period ended September 30, 2005. This increase was primarily due to increased production of oil and gas, primarily at the Barracuda, Caratinga, Albacora Leste and Golfinho fields.

International consolidated crude oil and NGL production decreased 18.2% to 135 thousand barrels per day for the nine-month period ended September 30, 2006, as compared to 165 thousand barrels per day for the nine-month period ended September 30, 2005. This decrease was mainly due to the shift from operating agreements in Venezuela to a mixed company in which the Venezuelan government assumed a majority interest through PDVSA (See Note 16 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2006), as well as the natural decline in production in some mature fields in Angola and the closing of main fields in the U.S. due to production drainage problems after hurricanes Rita and Katrina.

Natural Gas

Domestic natural gas production remained relatively constant, amounting 1,656 million cubic feet per day (Mmcfpd) for the nine-month period ended September 30, 2006, as compared to 1,644 Mmcfpd for the nine-month period ended September 30, 2005.

International gas production remained relatively constant, amounting 600 million cubic feet per day for the nine-month period ended September 30, 2006, as compared to 588 million cubic feet per day for the nine-month period ended September 30, 2005.

Lifting Costs

Our lifting costs in Brazil, excluding government take (comprised of royalties, special government participation and rental of areas), increased 13.4% to U.S.$ 6.36 per barrel of oil equivalent for the nine-month period ended September 30, 2006, from U.S.$ 5.61 per barrel of oil equivalent for the nine-month period ended September 30, 2005. After discounting the effects of the 12.6% appreciation of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, which caused the local currency component of lifting costs to increase when expressed in U.S dollars, the lifting costs remained stable with higher costs for well interventions for preventive and corrective maintenance, and contractual increases in day rates for drilling rigs, offset by the increase in production at the P-43, P-48, P-50 and FPSO-Capixaba platforms.

Our lifting costs in Brazil, including government take, increased 23.9% to U.S.$ 17.66 per barrel of oil equivalent for the nine-month period ended September 30, 2006, from U.S.$ 14.25 per barrel of oil equivalent for the nine-month period ended September 30, 2005, due primarily to the aforementioned increase in extraction costs, as well as the average reference price used to calculate government take for domestic oil, as a result of the increase in international oil prices and due to increased production at the Barracuda and Caratinga fields after achieving production stability in June 2005, which increased royalties and special participation charges.

Our international lifting costs increased 13.0% to U.S.$ 3.05 per barrel of oil equivalent for the nine-month period ended September 30, 2006, as compared to U.S.$ 2.70 per barrel of oil equivalent for the nine-month period ended September 30, 2005. This increase was primarily due to the lower volume produced, higher third party expenses and materials for the Argentina operations, including pipeline and equipment and well repairs.

Refining

The feedstock (output of oil products) processed by refineries in Brazil increased 3.4% from 1,727 Mbpd for the nine-month period ended September 30, 2005 to 1,786 Mbpd for the nine-month period ended September 30, 2006, due to the improvements in operational reliability and the lower number of scheduled maintenance stoppages in 2006.

Feedstock processed by international refineries in the nine-month period ended September 30, 2006, decreased by 1.0% to 102 Mbpd as compared to 103 Mbpd for the same period of the prior year, due to the programmed maintenance stoppage in September 2006 in the San Lorenzo refinery in Argentina, in order to implement improvements to increase installed capacity.

Refining costs

Domestic refining costs increased 16.2% to U.S.$ 2.15 per barrel of oil equivalent for the nine-month period ended September 30, 2006, as compared to U.S.$ 1.85 per barrel of oil equivalent for the nine-month period ended September 30, 2005. This increase is due to higher operating expenses, reflecting investments aimed at adapting the refineries to process heavy oil and to improve the quality of fuels to meet environmental requirements. Discounting the effects of a 12.6% appreciation of the Brazilian Real, which caused the local currency component of refining costs to increase when expressed in U.S dollars, refining costs increased 1.4% .

International refining costs increased 15.5% to U.S.$ 1.49 per barrel of oil equivalent for the nine-month period ended September 30, 2006, as compared to U.S.$ 1.29 per barrel of oil equivalent for the nine-month period ended September 30, 2005. This increase was primarily due to higher material and third party expenses in Argentina and in the refineries in Bolivia, caused by emergency maintenance stoppages which occurred in January, May, and June of 2006.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas increased 2.9% to 1,963 thousand barrels per day for the nine-month period ended September 30, 2006, as compared to 1,908 thousand barrels per day for the nine-month period ended September 30, 2005. The increase in sales volume was primarily due to: (1) the increased sales of gasoline, due to a reduction in the competitiveness of alcohol relative to the prices of gasoline, which increased consumption of gasoline by owners of flexible fuel vehicles; (2) the increased sales of naphtha mainly due to more attractive domestic prices in relation to the international market; (3) the increase in natural gas sales in the domestic market, primarily as a result of substituting fuel oil for natural gas in the industrial sector, particularly by the paper and cellulose, glass and chemical sectors, as well as the higher number of natural gas vehicles; and (4) the higher oil export volumes.

Our sales volume in the international market increased by 13.8%, mainly due to increases in offshore operations that book advantage of commercial opportunities. This was partially offset by the reduction in Venezuelan sales because of the aforementioned changes in operational agreements.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are composed primarily of labor expenses, cost of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields, and costs of exploration;

  selling, general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in domestic prices of crude oil and oil products, which are denominated in Reais;

  Real/U.S. dollars exchange rate fluctuations;

  Brazilian political and economic conditions; and

  the amount in taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

The comparison between our results of operations for the nine-month period ended September 30, 2006 and for the nine-month period ended September 30, 2005 has been affected by the 12.6% decrease in the average Real/U.S. dollars exchange rate for the nine-month period ended September 30, 2006 as compared to the average Real/U.S. dollar exchange rate for the nine-month period ended September 30, 2005. We refer to this change in the average exchange rate as the “12.6% increase in the value of the Real against the U.S. dollars in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.”

Revenues

Net operating revenues increased 33.1% to U.S.$ 53,327 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 40,061 million for the nine-month period ended September 30, 2005. This increase was primarily attributable to an increase in prices of our products, both in the domestic and international markets, an increase in sales volume both in the domestic and international markets, and the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

Consolidated sales of products and services increased 31.8% to U.S.$ 69,267 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 52,555 million for the nine-month period ended September 30, 2005, primarily due to the increases mentioned immediately above.

Included in sales of products and services are the following amounts that we collected on behalf of the federal or state governments:

  Value-added, PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 30.4% U.S.$ 13,239 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 10,149 million for the nine-month period ended September 30, 2005, primarily due to the increase in prices and sales volume of our products and services; and

  CIDE, the per-transaction tax due to the Brazilian government, which increased 15.2% toU.S.$ 2,701 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 2,345 million for the nine-month period ended September 30, 2005. This increase was primarily attributable to the increase in sales volume of our products and services and to the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

Cost of sales (excluding Depreciation, Depletion and Amortization)

Cost of sales for the nine-month period ended September 30, 2006 increased 34.7% to U.S.$ 28,744 million, as compared to U.S.$ 21,337 million for the nine-month period ended September 30, 2005. This increase was principally a result of:

  a U.S.$ 2,041 million increase in taxes and charges imposed by the Brazilian government totaling U.S.$ 5,586 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 3,545 million for the nine-month period ended September 30, 2005 as a result of higher international oil prices and the new interpretation by the ANP disallowing deductibility of charges associated with project financing for the Marlim field; including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) to U.S.$ 2,922 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 2,034 million for the nine-month period ended September 30, 2005, as a result of higher international oil prices and an increase of U.S.$ 195 million due to the new interpretation by the ANP mentioned above;

  a U.S.$ 2,060 million increase in costs associated with a 6.3% increase in our internationallarket market sales volumes;

  a U.S.$ 2,307 million increase in the cost of imports due to higher prices for the products imported and to the increase in the volume of products imported;

  a U.S.$ 187 million expense related to gas produced and re-injected in reserves in the Solimões, Campos and Espirito Santo Basins;

  a U.S.$ 111 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PIFCo; and

  the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 22.3% to U.S.$ 2,616 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 2,139 million for the nine-month period ended September 30, 2005. This increase was primarily attributable to the following:

  Increased capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production; and

  the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

Exploration, including exploratory dry holes

Exploration costs, including for exploratory dry holes, increased 24.4% to U.S.$ 545 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 438 million for the nine-month period ended September 30, 2005. This increase was primarily attributable to the U.S.$ 74 million increase in geological and geophysical expenses, principally in the international plants (U.S.$ 62 million), and to the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 23.0% to U.S.$ 3,636 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 2,957 million for the nine-month period ended September 30, 2005.

Selling expenses increased 22.6% to U.S.$ 1,777 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 1,449 million for the nine-month period ended September 30, 2005. This increase was primarily attributable to the following:

  an increase of approximately U.S.$ 113 million in expenses mainly associated with transportation costs of oil products, due mainly to an increase in the exports;

  an increase of approximately U.S.$ 43 million in personnel expenses due to the increase in our workforce and salaries;

  an increase of approximately U.S.$ 27 million in expenses related to the increased consumption of materials; and

  the 12.6% increase in the value of the Real against the U.S. dollars in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

General and administrative expenses increased 23.3% to U.S.$ 1,859 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 1,508 million for the nine-month period ended September 30, 2005. This increase was primarily attributable to:

  an increase of approximately U.S.$ 126 million in employee expenses due to the increase in our  workforce and salaries, and an increase in the actuarial calculations relating to future health care and pension benefits due to changes in actuarial assumptions;
  an increase of approximately U.S.$ 25 million in expenses related to technical consulting services  in connection with our increased outsourcing of selected non-core general activities; and
  the 12.6% increase in the value of the Real against the U.S. dollars in the nine-month period  ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

Research and development expenses

Research and development expenses increased 85.8% to U.S.$ 511 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 275 million for the nine-month period ended September 30, 2005. This increase was primarily due to:

  a provision for an ANP research and development investment, related to regulation ANP 05/2005, in the amount of approximately U.S.$ 143 million;
  additional investments in programs for environmental safety, including deep water and refining technologies of approximately U.S.$ 63 million; and
  the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

Other operating expenses

Other operating expenses decreased 29.5% to a total of U.S.$ 582 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 825 million for the nine-month period ended September 30, 2005. A breakdown of other operating expenses by segment is shown on page 30.

The most significant charges for the nine-month period ended September 30, 2006 were:

  a U.S.$ 336 million expense for institutional relations and cultural projects;
  a U.S.$ 46 million gain related to bonuses received from partners and other results with non- core activities;
  a U.S.$ 260 million expense for idle capacity from thermoelectric power plants; and
  a U.S.$ 103 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits.

The most significant charges for the nine-month period ended September 30, 2005 were:

  a U.S.$ 225 million expense for institutional relations and cultural projects;
  a U.S.$ 249 million expense for thermoelectric plants related to idle capacity and penalties and contingencies;
  a U.S.$ 136 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;

  a U.S.$ 74 million expense for unscheduled stoppages of plant and equipment; and
  a U.S.$ 39 million expense related to contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies decreased 68.1% for a gain of U.S.$ 36 million for the nine-month period ended September 30, 2006, as compared to a gain of U.S.$ 113 million for the nine-month period ended September 30, 2005, primarily as a result of losses in investments in certain affiliated companies of Petrobras Distribuidora S.A, in the amount of U.S.$ 36 million.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased to a gain of U.S.$ 930 million for the nine-month period ended September 30, 2006 as compared to a gain of U.S.$ 141 million for the nine-month period ended September 30, 2005. This increase was primarily attributable to an increase in financial interest income from short-term investments, in the amount of U.S.$ 597 million in the nine-month period ended September 30, 2006 as compared to the same period in 2005. A breakdown of financial income and expenses is disclosed in Note 8 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2006.

Financial expenses

Financial expenses increased 55.6% to U.S.$ 1,414 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 909 million for the nine-month period ended September 30, 2005. This increase was primarily attributable to the increase of U.S.$ 530 million of fair value adjustments on gas hedge transactions in the nine-month period ended September 30, 2006 as compared to the nine-month period ended September 30, 2005. This increase was partially offset by the increase of U.S.$ 299 million in our capitalized interest as part of the cost of construction and development of crude oil and natural gas production projects. A breakdown of financial income and expenses is disclosed in Note 8 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2006.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$ 107 million for the nine-month period ended September 30, 2006, as compared to a gain of U.S.$ 229 million for the nine-month period ended September 30, 2005. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 7.1% appreciation of the Real against the U.S. dollars during the nine-month period ended September 30, 2006, as compared to the 11.5% appreciation of the Real against the U.S. dollars during the nine-month period ended September 30, 2005.

Employee benefit expense for non-active participants

The employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 7.9% to U.S.$ 764 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 708 million for the nine-month period ended September 30, 2005. This increase was primarily attributable to the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005. This increase was partially offset by the decrease of U.S.$ 46 million in the employee benefit expense for non-active participants due to the increase in expected return on plan assets regarding the good market performance during 2005.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 62.3% to U.S.$ 417 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 257 million for the nine-month period ended September 30, 2005. This increase was primarily attributable to:

  an increase of U.S.$ 53 million in the PASEP / COFINS tax related to the increase in financial income;
  an increase of U.S.$ 35 million in the CPMF, a tax payable in connection with certain bank account transactions;
  an increase of U.S.$ 30 million in taxes related to the increase in operations with SPEs, mainly with Companhia Locadora de Equipamentos Petrolíferos – CLEP, Nova Transportadora do Sudeste - NTS and Nova Transportadora do Nordeste - NTN;
  an increase of U.S.$ 19 million increase in taxes in Colombia and Bolivia, related to foreign remittance accounts and dividends; and
  the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased 28.4% to U.S.$ 58 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 81 million for the nine-month period ended September 30, 2005, primarily due to the decrease in expenses related to platforms that are not producing.

Income tax (expense) benefit

Income before income taxes and minority interest increased 42.3% to U.S.$ 15,113 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 10,618 million for the nine-month period ended September 30, 2005. The income tax expense increased 29.4% to U.S.$ 4,649 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 3,593 million for the nine-month period ended September 30, 2005, primarily due to the increase in income mentioned above. This increase was partially offset by the additional tax benefits related to the provisioning of interest on shareholders’ equity that amounted to U.S.$ 683 million for the nine-month period ended September 30, 2006 as compared to tax benefits related to the provisioning of interest on shareholders’ equity that amounted to U.S.$ 317 million for the nine-month period ended September 30, 2005. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is disclosed in Note 4 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2006.

THE PETROLEUM AND ALCOHOL ACCOUNT

As defined in Law No. 10,742 of October 06, 2003, the settling of the Petroleum and Alcohol Account with the Federal Government should have been completed by June 30, 2004. We have been working with the Ministry of Mines and Energy–MME and Secretary of the National Treasury–STN in order to resolve the remaining issues necessary to conclude the settlement process.

The remaining balance of the Petroleum and Alcohol Account may be paid as follows: (1) National Treasury Bonds issued for the same amount as the final balance of the Petroleum and Alcohol Account as determined by an audit conducted by the Federal Government; (2) offset of the balance of the Petroleum and Alcohol Account with any other amount owed by us to the Federal Government, including taxes; or (3) by a combination of the above options.

The following summarizes the changes in the Petroleum and Alcohol Account for the nine-month period ended September 30, 2006:

U.S. $ million

Balance as of December 31, 2005	329
Financial income	6
Translation gain	25

Balance as of September 30, 2006	360

INCREASE OF AUTHORIZED CAPITAL AND INCORPORATION OF PETROQUISA’S SHARES

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 3, 2006, our shareholders approved an increase in our capital to U.S.$ 22,397 million (R$ 48,248 million) through the capitalization of retained earnings accrued during previous financial years, in the amount of U.S.$ 6,969 million (R$ 15,012 million), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6,404/76. This capitalization aimed to bring our capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

Shareholders at the Extraordinary General Meeting held June 1, 2006 approved the incorporation of shares in Petroquisa by PETROBRAS, pursuant to the re-ratification of the Protocol of Merger and Incorporation on the share incorporation transaction executed by the two companies. The Board of Directors of the Company approved the issue of 886,670 preferred shares of the Company in connection with the incorporation of shares in Petroquisa by PETROBRAS. All share and per share information in the accompanying financial statements and notes has been adjusted to reflect the result of the issue of shares in connection with the incorporation of Petroquisa’s shares.

SETTLEMENT OF A NATURAL GAS DERIVATIVE CONTRACT

On August 12, 2006, we and Empresa Petrolera Andina (Andina), a gas producer in Bolivia, settled a natural gas derivative contract that was executed with the purpose of reducing the effects of price volatility under long-term contract to buy gas to supply the Brazilian market.

Since the regulatory changes in Bolivia (see Notes 3(d) and 15 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2006), we and Andina have disagreed on the application of certain provisions of the contract. Following negotiations, we and Andina have decided to terminate the contract. Consequently on August 14, 2006, we received U.S. $ 41 million in payment from Andina and wrote-off some account receivable in the amount of U.S.$ 77 million.

We also recorded a financial expense related to fair value asset adjustments in the amount of U.S.$328 million, during the first quarter of 2006, due to the effect of recent tax increases in Bolivia and, U.S.$94 million during the second quarter of 2006 as a consequence of the settlement of the contract.

SFAS NO. 158 - EMPLOYERS’ ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS

In September 2006, the FASB issued SFAS No. 158 - “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”), which will become effective for us on December 31, 2006. This standard requires that we recognize the overfunded or underfunded status of each of our defined benefit pension and other postretirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive income,” as a separate component of stockholders’ equity, in the year in which they occur.

Based on estimates as of September 30, 2006, we anticipate that the liabilities and stockholders’ equity upon adoption of SFAS 158 will be reduced by US$2 billion. This estimate may differ from the actual impacts at December 31, 2006, which will be based on year-end pension plan valuations and calculations of our obligations as of year-end for pensions and other postretirement benefit plans.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S.$ million
	For the nine-month period
	ended September 30,

	2006	2005
Exploration and Production	9,603	7,312
Supply	2,017	1,528
Gas and Energy	(371)	(168)
International	244	413
Distribution	225	214
Corporate	(1,299)	(1,545)
Eliminations	(379)	(933)

Net income	10,040	6,821

Exploration and Production

Our exploration and production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in the domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at their natural gas processing plants.

Consolidated net income for our exploration and production segment increased 31.3% to U.S.$ 9,603 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 7,312 million for the nine-month period ended September 30, 2005. This increase was primarily attributable to a U.S.$ 6,311 million increase in net operating revenues, primarily related to the 5.8% increase in oil and NGL production, and the positive effects of higher international oil prices on the sales/transfer prices of domestic oil, despite the fact that the spread between the average price of sold/transferred domestic oil and the average Brent price rose from U.S.$ 8.37/bbl in the nine-month period ended September 30, 2005, to U.S.$ 10.08/bbl in the nine-month period ended September 30, of 2006.

These effects were partially offset by the following items:

  an increase of U.S.$ 2,282 million in cost of sales as a result of: (1) an increase in our production costs due to the 5.8% increase in oil and NGL production; (2) an increase in the government take as a result of an increase expenses from special governmental participation due to the higher average reference price for domestic oil, which is based on international market prices and an increase of U.S.$ 195 million due to the new interpretation by the ANP disallowing deductibility of charges associated with project financing for the Marlim field; (3) a U.S.$ 187 million expense related to gas produced and re-injected in reserves in the Solimões, Campos end Espírito Santo basins; and (4) the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005;
  an increase of U.S.$ 427 million in depreciation, depletion and amortization as result of: (1) an increase in capital expenditures related to property , plant and equipment associated with our crude oil and natural gas production; and (2) the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005; and
  an increase of U.S.$ 142 million in research and development expenses primarily as a result of a provision for research and development investment (U.S.$ 86 million), related to regulation ANP 05/2005.

Supply

Our supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Consolidated net income for our supply segment increased 32.0% to U.S.$ 2,017 million for the nine-month period ended September 30, 2006, as compared to net income of U.S.$ 1,528 million for the nine-month period ended September 30, 2005. This increase was primarily a result of an increase of U.S.$ 10,688 million in net operating revenues, mainly attributable to: (1) an increase in the average realization price of oil products in the domestic and international markets; (2) an increase of 3.4% in oil product production due to the increased refinery utilization; and (3) the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

These effects were partially offset by the increase of U.S.$ 9,823 million in the cost of sales, mainly attributable to: (1) a rise in the cost of the acquisition and transfer of oil and oil products, pressured by the increase in international prices; (2) an increase of 4.2% in imports of oil and oil products; and (3) the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

Gas and Energy

Our gas and energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Our gas and energy segment registered a net loss of U.S.$ 371 million for the nine-month period ended September 30, 2006, as compared to the net loss of U.S.$ 168 million for the nine-month period ended September 30, 2005.

This increase in the net loss was primarily attributable to the following items:

  a U.S.$ 1,006 million increase in cost of sales, primarily related to: (1) an increase in energy buying prices in the spot market; (2) a 7.1% increase in natural gas sales volumes; (3) an increase in the acquisition cost of natural gas; and (4) the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005;
  an increase of U.S.$ 96 million in expenses related to minority interest, an increase of U.S.$ 32 million in research and development expenses primarily as a result of a provision for research and development investment (U.S.$ 21 million), related to regulation ANP 05/2005; and

These effects were partially offset by an increase of U.S.$ 991 million in net operating revenues as a result of: (1) a 7.1% increase in natural gas sales volumes; (2) an increase in the average price of the natural gas sold; and (3) the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

International

The international segment represents our international activities conducted in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Consolidated net income for our international segment decreased to U.S.$ 244 million in the nine-month period ended September 30, 2006, as compared to U.S.$ 413 million in the nine-month period ended September 30, 2005. This decrease was primarily attributable to:

  increases in costs of sales in the amount of U.S.$ 635 million, primarily as result of: (1) an increase in production costs in Bolivia due to an increase in the tax rate for hydrocarbons from 18.0% to 50.0% as of May 2005, and from 50.0% to 82.0% as of May 2006; (2) production interruptions from the main fields in the United States after hurricanes Rita and Katrina; (3) the higher volume for commercial electricity in Argentina; and (4) an increase in the volumes of Bolivian gas sold to Brazil and Argentina; and
  an increase of U.S.$ 164 million in prospecting and drilling expenses due to exploration spending write-offs in the U.S.(U.S.$ 96 million) and Bolivia (U.S.$ 29 million), and to the higher seismic expenses, mainly in the U.S., Tanzania, Iran and Colombia.

These increases were partially offset by the increase of U.S.$ 593 million in net operating revenues as a result of an increase in the international prices of oil, by the higher volumes for commercial electricity in Argentina and by the increase in the volumes of Bolivian gas sold to Brazil and Argentina.

Distribution

Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

Our participation in the Brazilian fuel distribution market in the nine-month period ended September 30, 2006 represented 33.1% of all sales as compared to 33.8% in the nine-month period ended September 30, 2005.

Consolidated net income for our distribution segment increased 5.1% to U.S.$ 225 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 214 million for the nine-month period ended September 30, 2005. This result was affected by: (1) a U.S.$ 2,489 million increase in net operating revenues, primarily resulting from an increase in the average price of oil products; and (2) the effects of the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

These effects were partially offset by the following items:

  an increase of U.S.$ 2,303 million in cost of sales, mainly due to the increase in the average price of oil products and the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005; and
  an increase of U.S.$ 131 million in selling, general and administrative expenses, primarily related to transportation costs, an increase in the commercial and distribution expenses for products and for provisioning related to contingency reserves of a civil nature, and due to the effect of the 12.6% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2006, as compared to the nine-month period ended September 30, 2005.

Corporate

Our corporate segment includes the financial results and those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, which include actuarial expenses related to our pension and health care plans for non-active participants.

Consolidated net loss for our corporate segment decreased to U.S.$ 1,299 million in the nine-month period ended September 30, 2006, as compared to a net loss of U.S.$ 1,545 million in the nine-month period ended September 30, 2005.

This decrease in net loss was primarily attributable to the gain of U.S.$ 683 million in income tax savings, related primarily to the tax benefit derived from the provisioning of interest on capital.

These effects were partially offset by the increase in selling, general and administrative expenses, mainly due to higher personnel expenses derived from the salary increase by category in accordance with the collective bargaining agreement signed at the end of the 2005, and by the entrance of new employees during 2006.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our strategic plan released on June 30, 2006, which provides for capital expenditures of U.S.$ 87.1 billion from 2007 through 2011. We will continue our policy of extending the term of our debt maturity profile and reducing leverage so that, in spite of the expansion of investments, average financial leverage should be less than under the previous plan. We also intend to reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitization and issuance of debt.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our Board of Directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Sources of Funds

Our Cash Flow

On September 30, 2006, we had cash and cash equivalents of U.S.$ 11,097 million as compared to U.S.$ 9,871 million at December 31, 2005.

Operating activities provided net cash flows of U.S.$ 15,673 million for the nine-month period ended September 30, 2006, as compared to U.S.$10,809 million for the nine-month period ended September 30, 2005. Cash generated by operating activities was mainly affected by net operating revenues that increased U.S.$ 13,266 million, primarily due to an increase in sales volume and in prices in both the domestic market and outside of Brazil.

Net cash used in investing activities increased to U.S.$ 9,874 million for the nine-month period ended September 30, 2006, as compared to U.S.$ 6,911 million for the nine-month period ended September 30, 2005. This increase was due primarily to our capital expenditures associated with our operating activities, which used U.S.$ 9,598 million, including U.S.$ 5,806 million related to our exploration and production projects, principally in the Campos basin.

Financing activities used net cash of U.S.$ 5,205 million for the nine-month period ended September 30, 2006, as compared to net cash used in financing activities in the amount of U.S.$ 2,450 million for the nine-month period ended September 30, 2005. This increase was primarily due to an increase in the amount of dividends paid to shareholders, in the nine-month period ended September 30, 2006 as compared to the same period in 2005.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks. At September 30, 2006, our short-term debt (excluding current portions of long-term obligations) amounted to U.S.$ 926 million as compared to U.S.$ 950 million at December 31, 2005.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, decreased to U.S.$ 11,705 million at September 30, 2006, as compared to U.S.$ 12,931 million at December 31, 2005. This decrease was a result of our decision to settle some of our long-term obligations.

Project financing

Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$ 6,296 million at September 30, 2006, as compared to U.S.$ 6,042 million at December 31, 2005.

Extinguished securities

On September 30, 2006 and December 31, 2005, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 597 million and U.S.$ 2,078 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and long-term debt. See Note 7 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2006.

Off Balance Sheet Arrangements

As of September 30, 2006, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

In the pursuit of the goals outlined in our strategic plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 9,598 million in the nine-month period ended September 30, 2006, a 40.9% increase as compared to our investments in the nine-month period ended September 30, 2005. Our investments in the nine-month period ended September 30, 2006 were primarily directed towards increasing our production capabilities in the Campos basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the nine-month period ended September 30, 2006, U.S.$ 5,806 million was made in connection with exploration and development projects mainly in the Campos basin (60.5%), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financing and investments in thermoelectric power plants) for each of our business segments for the nine-month periods ended September 30, 2006 and 2005:

Activities

	U.S.$ million
	For the nine-month period
	ended September 30,
	2006	2005
• Exploration and Production	5,806	4,093
• Supply	1,419	1,231
• Gas and Energy	626	405
• International:
• Exploration and Production	977	620
• Supply	100	45
• Distribution	17	9
• Gas and Energy	97	12
• Distribution	195	149
• Corporate	361	247

Total capital expenditures	9,598	6,811

INTEREST ON SHAREHOLDERS’ EQUITY

On October 20, 2006, the Board of Directors approved a distribution to the shareholders in the form of interest on shareholders equity in the amount of U.S.$2,018 million, pursuant to article 9 of Law 9,249/95 and Decrees 2,673/98 and 3,381/00. This distribution had already been accrued in the financial statements as of September 30, 2006.

This distribution will be paid to the shareholders by January 15, 2007 based on the share position as of October 31, 2006, corresponding to a gross amount of U.S.$ 0.46 per common and preferred share. Pursuant to decrees 2,673/98 and 3,381/00, if the payment is made before December 31, 2006, monetary restatement will occur according to the variation of the SELIC borrowing rate, from the date payment occurs until the end of this financial year. If it is paid after December 31, 2006, the variation of the SELIC rate shall be applied from December 31, 2006 until the date of payment. This interest on shareholders equity shall be discounted from the amount which is distributed at the end of the 2006 financial year, and is subject to an income tax rate withheld at source, of 15% (fifteen percent), except in the case of shareholders who declare they are immune or exempt.

Income Statement
(in millions of U.S. dollars, except for share and per share data)

			For the nine-month period ended
				September 30,
2Q-2006	3Q-2006	3Q-2005		2006	2005

22,550	25,492	20,263	Sales of products and services	69,267	52,555
			Less:
			Value-added and other taxes on sales and
(4,367)	(4,699)	(3,689)	services	(13,239)	(10,149)
(876)	(987)	(941)	CIDE	(2,701)	(2,345)

17,307	19,806	15,633	Net operating revenues	53,327	40,061

(9,057)	(11,575)	(8,723)	Cost of Sales	(28,744)	(21,337)
(817)	(983)	(738)	Depreciation, depletion and amortization	(2,616)	(2,139)
(163)	(244)	(162)	Exploration, including exploratory dry holes	(545)	(438)
(1,224)	(1,275)	(1,070)	Selling, general and administrative expenses	(3,636)	(2,957)
(226)	(172)	(109)	Research and development expenses	(511)	(275)
(197)	(304)	(168)	Other operating expenses	(582)	(825)

(11,684)	(14,553)	(10,970)	Total costs and expenses	(36,634)	(27,971)

47	(21)	39	Equity in results of non-consolidated companies	36	113
593	529	28	Financial income	930	141
(665)	(518)	(165)	Financial expense	(1,414)	(909)
			Monetary and exchange variation on monetary
47	(52)	(224)	assets and liabilities, net	107	229
			Employee benefit expense for non-active
(255)	(256)	(250)	participants	(764)	(708)
(179)	(130)	(90)	Other taxes	(417)	(257)
9	(26)	3	Other expenses, net	(58)	(81)

(403)	(474)	(659)		(1,580)	(1,472)

5,220	4,779	4,004	Income before income taxes and minority interest	15,113	10,618

			Income tax expense:
(1,854)	(1,538)	(1,422)	Current	(4,763)	(2,913)
97	379	(88)	Deferred	114	(680)

(1,757)	(1,159)	(1,510)	Total income tax expense	(4,649)	(3,593)

			Minority interest in results of consolidated
(112)	(94)	162	subsidiaries	(424)	(204)

3,351	3,526	2,656	Net income for the period	10,040	6,821

			Weighted average number of shares outstanding
2,536,673,672	2,536,673,672	2,536,673,672	Common	2,536,673,672	2,536,673,672
1,849,478,028	1,850,277,959	1,849,478,028	Preferred	1,849,747,602	1,849,478,028

Basic and diluted earnings per:
0.76	0.80	0.61	Common and Preferred share	2.29	1.56
3.04	3.20	2.44	Common and Preferred ADS	9.16	6.24

Balance Sheet
(in millions of U.S. dollars, except for share data)

	As of September	As of December
	30, 2006	31, 2005
Assets
Current assets
Cash and cash equivalents	11,097	9,871
Marketable securities	219	456
Accounts receivable, net	6,430	6,184
Inventories	6,796	5,305
Recoverable taxes	2,531	2,087
Other current assets	2,255	1,875

Total current assets	29,328	25,778

Property, plant and equipment, net	53,516	45,920

Investments in non-consolidated companies and other investments	3,115	1,810

Other assets
Accounts receivable, net	1,049	642
Advances to suppliers	422	462
Petroleum and Alcohol Account – Receivable from Federal Government	360	329
Government securities	445	364
Restricted deposits for legal proceedings and guarantees	828	775
Recoverable taxes	543	639
Fair value asset of gas hedge	-	547
Others	1,383	1,359

Total other assets	5,030	5,117

Total assets	90,989	78,625

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	4,704	3,838
Taxes payable	4,004	3,423
Short-term debt	926	950
Current portion of long-term debt	1,881	1,428
Current portion of project financings	2,496	2,413
Current portion of capital lease obligations	223	239
Dividends and interest on capital payable	2,076	3,068
Payroll and related charges	1,114	918
Advances from customers	594	609
Other current liabilities	1,372	1,269

Total current liabilities	19,390	18,155
Long-term liabilities
Long-term debt	9,824	11,503
Project financings	3,800	3,629
Employees’ benefits obligation - Pension	4,511	3,627
Employees’ benefits obligation - Health care	3,710	3,004
Capital lease obligations	884	1,015
Deferred income taxes	2,307	2,159
Other liabilities	1,610	1,542

Total long-term liabilities	26,646	26,479
Minority interest	1,694	1,074
Shareholders' equity
Shares authorized and issued:
Preferred stock – 2006 - 1,850,364,698 shares/ 2005 – 1,849,478,028	7,718	4,772
Common stock – 2006 and 2005 - 2,536,673,672 shares	10,959	6,929
Reserves and others	24,582	21,216

Total shareholders' equity	43,259	32,917

Total liabilities and shareholders’ equity	90,989	78,625

Statement of Cash Flows Data
(in millions of U.S. dollars)

			For the nine-month period
				ended September 30,
2Q-2006	3Q-2006	3Q-2005		2006	2005
			Cash flows from operating activities
3,351	3,526	2,656	Net income for the period	10,040	6,821
			Adjustments to reconcile net income to net cash
			provided by operating activities:
817	983	738	Depreciation, depletion and amortization	2,616	2,139
			Loss on property, plant and equipment and dry
113	232	386	holes costs	455	551
(97)	(379)	88	Deferred income taxes	(114)	680
(2)	1,017	(40)	Foreign exchange and monetary loss (gain)	723	(155)
115	(11)	-	Financial income on mark to market of gas hedge	488	138
			Minority interest in results of consolidated
112	94	(162)	subsidiaries	424	204
(67)	19	(17)	Others	(36)	(113)

			Decrease (increase) in assets:
1,371	(1,745)	(558)	Accounts receivable, net	(260)	(870)
(811)	586	(453)	Inventories	(877)	(618)
(126)	146	(451)	Recoverable taxes	(219)	(392)
(567)	634	50	Others	302	153

			Increase (decrease) in liabilities
2	177	664	Trade accounts payable	673	931
(294)	227	518	Taxes payable	495	439
339	361	278	Employees post-retirement benefits	969	810
(694)	624	235	Other liabilities	(6)	91

3,562	6,491	3,932	Net cash provided by operating activities	15,673	10,809

(3,092)	(4,096)	(2,395)	Cash flows from investing activities	(9,874)	(6,911)

(537)	(1,652)	138	Cash flows from financing activities	(5,205)	(2,450)

(67)	743	1,675	Increase (decrease) in cash and cash equivalents	594	1,448

			Effect of exchange rate changes on cash and cash
34	(31)	508	equivalents	632	1,108
10,418	10,385	7,229	Cash and cash equivalents at beginning of period	9,871	6,856

10,385	11,097	9,412	Cash and cash equivalents at the end of period	11,097	9,412

Income Statement by Segment

	Nine-month period ended September 30, 2006 U.S.$ million

			GAS
			&
	E&P	SUPPLY	ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	2,499	32,137	2,108	3,087	13,496	-	-	53,327
Inter-segment net operating revenues	24,943	11,056	895	844	210	-	(37,948)	-

Net operating revenues	27,442	43,193	3,003	3,931	13,706	-	(37,948)	53,327

Cost of sales	(10,215)	(38,481)	(2,571)	(2,376)	(12,432)	-	37,331	(28,744)
Depreciation, depletion and amortization	(1,542)	(469)	(140)	(314)	(101)	(50)	-	(2,616)
Exploration, including exploratory dry holes	(309)	-	-	(236)	-	-	-	(545)
Selling, general and administrative
expenses	(326)	(1,014)	(242)	(369)	(756)	(958)	29	(3,636)
Research and development expenses	(247)	(96)	(48)	(1)	(4)	(115)	-	(511)
Other operating expenses	45	(10)	(254)	29	(14)	(391)	13	(582)

Cost and expenses	(12,594)	(40,070)	(3,255)	(3,267)	(13,307)	(1,514)	37,373	(36,634)

Equity in results of non-consolidated
companies	-	10	(26)	29	-	23	-	36
Financial income (expenses), net (1)	-	-	-	-	-	(377)	-	(377)
Employee benefit expense for non-active
participants	-	-	-	-	-	(764)	-	(764)
Other taxes	(25)	(61)	(30)	(49)	(58)	(194)	-	(417)
Other expenses, net	(67)	(16)	(6)	(5)	1	35	-	(58)

Income (loss) before income taxes , and
minority interest	14,756	3,056	(314)	639	342	(2,791)	(575)	15,113

Income tax benefits (expense)	(5,017)	(1,036)	98	(237)	(117)	1,464	196	(4,649)
Minority interest	(136)	(3)	(155)	(158)	-	28	-	(424)

Net income (loss)	9,603	2,017	(371)	244	225	(1,299)	(379)	10,040

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of a financial nature to the corporate level.

Income Statement by Segment

	Nine-month period ended September 30, 2005 U.S.$ million

			GAS
			&
	E&P	SUPPLY	ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	1,187	23,801	1,340	2,679	11,054	-	-	40,061
Inter-segment net operating revenues	19,944	8,704	672	659	163	-	(30,142)	-

Net operating revenues	21,131	32,505	2,012	3,338	11,217	-	(30,142)	40,061

Cost of sales	(7,933)	(28,658)	(1,565)	(1,741)	(10,129)	-	28,689	(21,337)
Depreciation, depletion and amortization	(1,115)	(488)	(71)	(358)	(71)	(36)	-	(2,139)
Exploration, including exploratory dry holes	(366)	-	-	(72)	-	-	-	(438)
Selling, general and administrative
expenses	(226)	(869)	(254)	(299)	(625)	(725)	41	(2,957)
Research and development expenses	(105)	(35)	(16)	(1)	(1)	(117)	-	(275)
Other operating expenses	4	(101)	(311)	(109)	(11)	(297)	-	(825)

Cost and expenses	(9,741)	(30,151)	(2,217)	(2,580)	(10,837)	(1,175)	28,730	(27,971)

Equity in results of non-consolidated
companies	-	10	46	51	-	6	-	113
Financial income (expenses), net (1)	-	-	-	-	-	(539)	-	(539)
Employee benefit expense for non-active
participants	-	-	-	-	-	(708)	-	(708)
Other taxes	(12)	(23)	(16)	(30)	(49)	(127)	-	(257)
Other expenses, net	(59)	(7)	(13)	4	(7)	1	-	(81)

Income (loss) before income taxes and
minority interest	11,319	2,334	(188)	783	324	(2,542)	(1,412)	10,618

Income tax benefits (expense)	(3,848)	(789)	79	(289)	(110)	885	479	(3,593)
Minority interest	(159)	(17)	(59)	(81)	-	112	-	(204)

Net income (loss)	7,312	1,528	(168)	413	214	(1,545)	(933)	6,821

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of a financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

Other Operating Expenses, Net by Segment

	Nine-month period ended September 30, 2006 U.S.$ million

			GAS
			&
	E&P	SUPPLY	ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and culture projects	-	(15)	-	-	(30)	(291)	-	(336)
Expenses with thermoelectric plants	-	-	(260)	-	-	-	-	(260)
Losses resulted from legal proceedings	(8)	(18)	-	(2)	(8)	(67)	-	(103)
Unscheduled stoppages of plant and equipment	(7)	(27)	-	-	-	-	-	(34)
Ship or pay commitments	-	-	-	(42)	-	-	-	(42)
Bonus received from partners	46	-	-	-	-	-	-	46
Others	14	50	6	73	24	(33)	13	147

	45	(10)	(254)	29	(14)	(391)	13	(582)

	Nine-month period ended September 30, 2005 U.S.$ million

			GAS
			&
	E&P	SUPPLY	ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	-	(2)	-	-	(26)	(197)	-	(225)
Expenses with thermoelectric plants	-	-	(249)	-	-	-	-	(249)
Losses resulted from legal proceedings	(2)	(119)	(1)	-	-	(14)	-	(136)
Unscheduled stoppages of plant and equipment	(44)	(30)	-	-	-	-	-	(74)
Ship or pay commitments	-	-	-	(39)				(39)
Bonus received from partners	26	-	-	-	-	-	-	26
Others	24	50	(61)	(70)	15	(86)	-	(128)

	4	(101)	(311)	(109)	(11)	(297)	-	(825)

Selected Balance Sheet Data by Segment

	Nine-month period ended September 30, 2006 U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	3,879	9,889	1,412	2,291	2,074	14,234	(4,451)	29,328

Cash and cash equivalents (1)	-	-	-	-	-	11,097	-	11,097
Other current assets (1)	3,879	9,889	1,412	2,291	2,074	3,137	(4,451)	18,231

Investments in non-consolidated
companies and other investments	9	785	429	1,761	19	112	-	3,115

Property, plant and equipment, net	31,020	9,400	6,356	4,327	1,393	1,054	(34)	53,516

Non current assets	1,382	377	1,012	539	239	2,665	(1,184)	5,030

Petroleum and Alcohol Account	-	-	-	-	-	360	-	360

Government securities held-to-
maturity	-	-	-	-	-	445	-	445
Other assets (1)	1,382	377	1,012	539	239	1,860	(1,184)	4,225

Total assets	36,290	20,451	9,209	8,918	3,725	18,065	(5,669)	90,989

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of a financial nature to the corporate level.

	Year ended December 31, 2005 U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	2,770	8,116	1,052	1,815	1,918	12,638	(2,531)	25,778

Cash and cash equivalents (1)	-	-	-	-	-	9,871	-	9,871
Other current assets (1)	2,770	8,116	1,052	1,815	1,918	2,767	(2,531)	15,907

Investments in non-consolidated
companies and other investments	9	822	438	418	20	103	-	1,810

Property, plant and equipment, net	25,869	8,085	5,326	4,655	1,236	781	(32)	45,920

Non current assets	971	396	1,349	453	392	1,778	(222)	5,117

Petroleum and Alcohol Account	-	-	-	-	-	329	-	329
Government securities held-to-
maturity	-	-	-	-	-	364	-	364
Other assets (1)	971	396	1,349	453	392	1,085	(222)	4,424

Total assets	29,619	17,419	8,165	7,341	3,566	15,300	(2,785)	78,625

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of a financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

Selected Balance Sheet Data for International Segment

	Nine-month period ended September 30, 2006
	U.S.$ million
	INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL
ASSETS (1)	6,584	1,799	1,304	308	753	(1,830)	8,918

STATEMENT OF INCOME
Net Operating Revenues	1,935	2,007	566	1,062	18	(1,657)	3,931

Net operating revenues to third parties	579	899	535	1,056	18	-	3,087
Inter-segment net operating revenues	1,356	1,108	31	6	-	(1,657)	844

Net income (loss)	314	47	60	(33)	(134)	(10)	244

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of a financial nature to the corporate level.

	U.S.$ million
	INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS (As of December 31, 2005) (1)	5,880	1,271	1,002	172	727	(1,711)	7,341

STATEMENT OF INCOME
(Nine-month period ended September 30, 2005)
Net Operating Revenues	1,780	1,758	409	815	21	(1,445)	3,338

Net operating revenues to third parties	689	771	386	812	21	-	2,679
Inter-segment net operating revenues	1,091	987	23	3	-	(1,445)	659

Net income (loss)	435	50	38	(18)	(108)	16	413

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of a financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS

Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.